UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS RECO Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Joel M. Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,606,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,606,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,606,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Joel M. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,606,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,606,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,606,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013, as previously amended (the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows: This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): RECO Holdings LLC ("RECO LLC"); Joel M. Glazer Irrevocable Exempt Trust (the “Trust”); and Joel M. Glazer (the “Trustee”). RECO LLC is organized in the State of Delaware. The Trust is organized in the State of Nevada. The Trustee is a citizen of the United States of America and is the trustee of the Trust. The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA. The present principal occupation of the Trustee is Executive Co-Chairman and Director of the Issuer. During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information: On March 9, 2022, the Trust terminated its previously disclosed line of credit and replaced it with a new line of credit. All shares of the Issuer provided as security pursuant to the previously disclosed line of credit were provided as security for the new line of credit. The disclosure regarding the New Line of Credit in Item 6 below is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) — (b)  The following sets forth, as of the date of this Statement, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 52,795,150 Shares outstanding as of October 7, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Joel M. Glazer Irrevocable Exempt Trust	23,606,980	31.6%	0	23,606,980	0	23,606,980
Joel M. Glazer	23,606,980	31.6%	0	23,606,980	0	23,606,980
RECO Holdings LLC	150,000	0.3%		150,000		150,000

The Trust and RECO LLC are the record holders of 21,899,366 Class B ordinary shares, which are convertible on a one-for-one basis into Shares at any time at the option of the holder.  The Trust is the record holder of 1,707,614 Shares. The Trust is the sole member of RECO LLC, and in such capacity may be deemed to beneficially own the shares held of record by RECO LLC. The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust. (c) Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Shares of the Issuer. (d) None.(e) Not applicable.

Item 6.         Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 of the Statement is amended and supplemented as follows: Item 4 above summarizes certain updates to the previously disclosed line of credit and is incorporated herein by reference. The Trust entered into a new line of credit agreement on March 9, 2022 to replace the previously disclosed line of credit (the "New Line of Credit"). Pursuant to the New Line of Credit, the Trust provided an additional 1,900,000 Class B ordinary shares of the Issuer as security. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between RECO Holdings LLC, JMGT Holdings LLC, Joel M. Glazer Irrevocable Exempt Trust, and Joel M. Glazer, dated March 9, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 9, 2022

RECO Holdings LLC

By:	Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
Name: Joel M. Glazer
Title: Trustee

Joel M. Glazer

/s/ Joel M. Glazer
Name: Joel M. Glazer